UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 000-53543

Ballard Power Systems Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: April 30, 2018	By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release Dated April 30, 2018 - Ballard and Hyster-Yale Sign Supply and Collaboration Agreement For Air-Cooled Fuel Stacks For Class 3 Lift Trucks